UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TEXTURA CORPORATION

(Name of Subject Company)

TEXTURA CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

883211 104

(CUSIP Number of Class of Securities)

Ryan Lawrence

Textura Corporation

1405 Lake Cook Road

Deerfield, Illinois 60015

(847) 457-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

William R. Kucera

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2016 and subsequently amended by Amendment No. 1 filed with the SEC on May 25, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9) by Textura Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the offer by Tulip Acquisition Corporation, a Delaware corporation to purchase all of the issued and outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of the Company, at a purchase price of $26.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2016 and in the related Letter of Transmittal, copies of which are attached to the Schedule 14D-9 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.

Item 8 of the Schedule 14D-9 is hereby amended by:

Amending and supplementing the sixth paragraph in “Antitrust Compliance” on page 46 of the Schedule 14D-9 to add at the end of such paragraph the following:

“With effect as of May 25, 2016, the Austrian Antitrust Authority granted early termination of the statutory four-week waiting period applicable to the Offer under the Austrian Cartel Act. As a result, the Antitrust Condition has been satisfied inasmuch as the waiting periods applicable to the Offer under the HSR Act and the Austrian Cartel Act have terminated.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Textura Corporation

By:	/s/ David Habiger

Name:	David Habiger
Title:	Chief Executive Officer
Date:	June 3, 2016

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